# SEC Schedule 13D/A (Amendment No. 36) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GENCO SHIPPING & TRADING LTD, CIK 0001326200
CUSIP: Y2685T131
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 299 PARK AVENUE, 12TH FLOOR, New York, New York (NY), 10171
Date of event which requires filing of this statement: 09/15/2026
Amends the filing with accession number 0000919574-26-006214
Filed by CIK 0001318885
Persons authorized to receive notices and communications: Mr. Ioannis Zafirakis, Pendelis 16, Palaio Faliro, ATHENS, Greece (J3), 175 64, 30-210-947-0100

## Reporting persons
- DIANA SHIPPING INC. (CIK 0001318885): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: bank loan (BK), working capital (WC); sole voting power 2,178,585; shared voting power 0; sole dispositive power 2,178,585; shared dispositive power 0; aggregate amount beneficially owned 2,178,585 (4.9% of the class)
  Comment: All reported shares are owned by Diana Shipping Inc. Calculated based on 43,586,605 shares of common stock, par value $0.01 per share, of the Issuer outstanding as of August 5, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: GENCO SHIPPING & TRADING LTD
Address of issuer's principal executive offices: 299 PARK AVENUE, 12TH FLOOR, New York, New York (NY), 10171
Comment: This Amendment No. 36 (this "Amendment") amends and supplements, to the extent set forth herein, the statement on Schedule 13D originally filed by Diana Shipping Inc. ("Diana" or the "Reporting Person") with the Securities and Exchange Commission (the "SEC") on July 17, 2025 (and amended on July 31, 2025, September 30, 2025, November 24, 2025, January 13, 2026, January 16, 2026, March 10, 2026, March 23, 2026, April 13, 2026, May 4, 2026, May 7, 2026, May 12, 2026, May 18, 2026, May 19, 2026, May 27, 2026, May 28, 2026, June 1, 2026, June 2, 2026, June 4, 2026, June 8, 2026, June 9, 2026, June 11, 2026, June 15, 2026, June 16, 2026, June 17, 2026, June 18, 2026, June 29, 2026, June 30, 2026, July 8, 2026, July 13, 2026, July 27, 2026, August 10, 2026, August 17, 2026, August 25, 2026, August 27, 2026, and September 9, 2026) in respect of the Common Shares of the Issuer. Except as expressly provided herein, this Amendment does not modify the information previously reported on the Current Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the meaning ascribed to them in the Current Schedule 13D. This Amendment relates to the shares of common stock (the "Shares"), par value $0.01 per share, of Genco Shipping & Trading Limited, a Marshall Islands corporation (the "Issuer"). This Amendment is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of September 15, 2026, the Reporting Person may be deemed to beneficially own 2,178,585 Shares, representing approximately 4.9% of the outstanding Shares of the Issuer. The foregoing beneficial ownership percentage is based on a total of 43,586,605 Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power over 2,178,585 Shares, representing approximately 4.9% of the Issuer's outstanding Shares.
Transactions in the class effected during the past sixty days:
Other than as set forth below, the Reporting Person has not effected any transactions in the Shares in the last sixty days.

Transaction Date Transaction Type Number of Shares Purchase Price

September 14, 2026 Open Market Sales 75,000 $ 26.94 (1)
September 15, 2026 Open Market Sales 130,000 $ 27.93 (2)

1. The shares were sold in the open market and the price reported is an average price. These shares were sold in multiple transactions at prices ranging from $26.86 to $27.03, inclusive.
2. The shares were sold in the open market and the price reported is an average price. These shares were sold in multiple transactions at prices ranging from $27.54 to $28.21, inclusive.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of September 15, 2026, the Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the outstanding Common Stock of the Issuer. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

## Signatures
- DIANA SHIPPING INC.: /s/ Ioannis Zafirakis, Ioannis Zafirakis, Authorized Representative (09/16/2026)